                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

        under the Securities Exchange Act of 1934 (Amendment No.  05  )
                                                                ------

                            Metro Global Media, Inc.
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         (formerly known as South Pointe Enterprises, Inc.)
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                                (Name of Issuer)


                      Common Stock, par value $.0001 per share
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                        (Title and Class of Securities)


                                   591917109
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                                 (CUSIP Number)

Dennis Nichols, Zeon Corporation, 1060 Park Avenue,
Cranston, Rhode Island 02910   (401) 942-7876.

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                             February 5, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box                        [   ]


Check the following box if a fee is being paid with this statement         [   ]

CUSIP No. 591917109

------------------------------------------------------------------------------------------
                          1)      Names of Reporting Persons S.S. or I.R.S.
                                  Identification Nos. of Above Persons
                                          Zeon Corporation
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                          2)      Check the Appropriate Box if a Member of a Group
                                  (See Instructions) n/a ........................
                                  (a) ...........................................
                                  (b) ...........................................

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                          3)      SEC Use Only ..................................

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                          4)      Source of Funds (See Instructions) 00 See Item 3

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                          5)      Check if Disclosure of Legal Proceedings is
                                  Required Pursuant to Items 2(d) or 2(e) ..n/a..

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                          6)      Citizenship or Place of Organization ..........
                                     Zeon Corporation, a Rhode Island corporation
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Number of                         (7)      Sole Voting Power
shares Bene-                                                                           0
ficially                          --------------------------------------------------------
Owned by                          (8)      Shared Voting Power
Each Report-                                                                     742,365
 ing Person                       --------------------------------------------------------
      With                        (9)      Sole Dispositive Power
                                                                                       0
                                  --------------------------------------------------------
                                  (10)     Shared Dispositive Power
                                                                                 742,365
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                          11)     Aggregate Amount Beneficially Owned by Each
                                  Reporting Person  Zeon Corporation             742,365
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                          12)     Check if the Aggregate Amount in Row (11) Excludes
                                  Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------
                          13)     Percent of Class Represented by Amount in
                                  Row (11) ........    Zeon Corporation           20.94%
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                          14)     Type of Reporting Person
                                       Zeon Corporation              CO





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
CUSIP No. 591917109

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
                          1)      Names of Reporting Persons S.S. or I.R.S.
                                  Identification Nos. of Above Persons
                                         Greystone Associates, L.P.
------------------------------------------------------------------------------------
                          2)      Check the Appropriate Box if a Member of a Group
                                  (See Instructions) n/a ........................
                                  (a) ...........................................
                                  (b) ...........................................

------------------------------------------------------------------------------------
                          3)      SEC Use Only ..................................

------------------------------------------------------------------------------------
                          4)      Source of Funds (See Instructions) 00 See Item 3

------------------------------------------------------------------------------------
                          5)      Check if Disclosure of Legal Proceedings is
                                  Required Pursuant to Items 2(d) or 2(e) ..n/a..

------------------------------------------------------------------------------------
                          6)      Citizenship or Place of Organization ..........
                                       Greystone Associates, L.P., a Rhode Island
                                          limited partnership
------------------------------------------------------------------------------------
Number of                         (7)      Sole Voting Power
shares Bene-                                                                       0
  ficially                        --------------------------------------------------
Owned by                          (8)      Shared Voting Power
Each Report-                                                                 742,365
 ing Person                       --------------------------------------------------
      With                        (9)      Sole Dispositive Power
                                                                                   0
                                  --------------------------------------------------
                                  (10)     Shared Dispositive power
                                                                             742,365
------------------------------------------------------------------------------------
                          11)     Aggregate Amount Beneficially Owned by Each
                                  Reporting Person  Greystone Assoc. L.P.    742,365
------------------------------------------------------------------------------------
                          12)     Check if the Aggregate Amount in Row (11) Excludes
                                  Certain Shares (See Instructions)
------------------------------------------------------------------------------------
                          13)     Percent of Class Represented by Amount in
                                  Row (11) ........    Greystone Assoc. L.P.  20.94%
------------------------------------------------------------------------------------
                          14)     Type of Reporting Person
                                       Greystone Associates, L.P.      PN





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
CUSIP No. 591917109

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
                          1)      Names of Reporting Persons S.S. or I.R.S.
                                  Identification Nos. of Above Persons
                                         Colby Development Corp.
------------------------------------------------------------------------------------
                          2)      Check the Appropriate Box if a Member of a Group
                                  (See Instructions) n/a ........................
                                  (a) ...........................................
                                  (b) ...........................................

------------------------------------------------------------------------------------
                          3)      SEC Use Only ..................................

------------------------------------------------------------------------------------
                          4)      Source of Funds (See Instructions) 00 See Item 3

------------------------------------------------------------------------------------
                          5)      Check if Disclosure of Legal Proceedings is
                                  Required Pursuant to Items 2(d) or 2(e) ..n/a..

------------------------------------------------------------------------------------
                          6)      Citizenship or Place of Organization ..........
                                       Colby Development Corp., a Rhode Island
                                           corporation
------------------------------------------------------------------------------------
Number of                         (7)      Sole Voting Power
shares Bene-                                                                       0
  ficially                        --------------------------------------------------
Owned by                          (8)      Shared Voting Power
Each Report-                                                                 742,365
 ing Person                       --------------------------------------------------
      With                        (9)      Sole Dispositive Power
                                                                                   0
                                  --------------------------------------------------
                                  (10)     Shared Dispositive Power
                                                                             742,365
------------------------------------------------------------------------------------
                          11)     Aggregate Amount Beneficially Owned by Each
                                  Reporting Person  Colby Develop. Corp.     742,365
------------------------------------------------------------------------------------
                          12)     Check if the Aggregate Amount in Row (11) Excludes
                                  Certain Shares (See Instructions)
------------------------------------------------------------------------------------
                          13)     Percent of Class Represented by Amount in
                                  Row (11) ........    Colby Develop. Corp.   20.94%
------------------------------------------------------------------------------------
                          14)     Type of Reporting Person
                                       Colby Development Corp.               CO





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
CUSIP No. 591917109

------------------------------------------------------------------------------------
                          1)      Names of Reporting Persons S.S. or I.R.S.
                                  Identification Nos. of Above Persons
                                          Kenneth F. Guarino
------------------------------------------------------------------------------------
                          2)      Check the Appropriate Box if a Member of a Group
                                  (See Instructions) n/a ........................
                                  (a) ...........................................
                                  (b) ...........................................

------------------------------------------------------------------------------------
                          3)      SEC Use Only ..................................

------------------------------------------------------------------------------------
                          4)      Source of Funds (See Instructions) 00 See Item 3

------------------------------------------------------------------------------------
                          5)      Check if Disclosure of Legal Proceedings is
                                  Required Pursuant to Items 2(d) or 2(e) ..n/a..

------------------------------------------------------------------------------------
                          6)      Citizenship or Place of Organization ..........
                                      Kenneth F. Guarino, a United States citizen
------------------------------------------------------------------------------------
Number of                         (7)      Sole Voting Power
shares Bene-                                                               1,824,765
ficially                          --------------------------------------------------
Owned by                          (8)      Shared Voting Power
Each Report-                                                                  41,315
 ing Person                       --------------------------------------------------
      With                        (9)      Sole Dispositive Power
                                                                           1,824,765
                                  --------------------------------------------------
                                  (10)     Shared Dispositive Power
                                                                              41,315
------------------------------------------------------------------------------------
                          11)     Aggregate Amount Beneficially Owned by Each
                                  Reporting Person  Kenneth F. Guarino     1,866,080
------------------------------------------------------------------------------------
                          12)     Check if the Aggregate Amount in Row (11) Excludes
                                  Certain Shares (See Instructions)            x
------------------------------------------------------------------------------------
                          13)     Percent of Class Represented by Amount in
                                  Row (11) ........    Kenneth F. Guarino    49.82 %
------------------------------------------------------------------------------------
                          14)     Type of Reporting Person
                                       Kenneth F. Guarino           IN





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
CUSIP No. 591917109

------------------------------------------------------------------------------------
                1)      Names of Reporting Persons S.S. or I.R.S.
                        Identification Nos. of Above Persons
                                         Capital Video Corporation
------------------------------------------------------------------------------------
                2)      Check the Appropriate Box if a Member of a Group
                        (See Instructions) n/a ........................
                        (a) ...........................................
                        (b) ...........................................

------------------------------------------------------------------------------------
                3)      SEC Use Only ..................................

------------------------------------------------------------------------------------
                4)      Source of Funds (See Instructions) 00 See Item 3

------------------------------------------------------------------------------------
                5)      Check if Disclosure of Legal Proceedings is
                        Required Pursuant to Items 2(d) or 2(e) ..n/a..

------------------------------------------------------------------------------------
                6)      Citizenship or Place of Organization ..........
                             Capital Video Corporation, a Rhode Island
                                corporation
------------------------------------------------------------------------------------
Number of               (7)  Sole Voting Power
shares Bene-                                                                 730,863
  ficially              ------------------------------------------------------------
Owned by                (8)  Shared Voting Power
Each Report-                                                                       0
 ing Person             ------------------------------------------------------------
      With              (9)  Sole Dispositive Power
                                                                             730,863
                        ------------------------------------------------------------
                (10)    Shared Dispositive Power

------------------------------------------------------------------------------------
                11)     Aggregate Amount Beneficially Owned by Each
                        Reporting Person  Capital Video Corp                 730,863
------------------------------------------------------------------------------------
                12)     Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instructions)
------------------------------------------------------------------------------------
                13)     Percent of Class Represented by Amount in
                        Row (11) ........    Capital Video Corp              20.61 %
------------------------------------------------------------------------------------
                14)     Type of Reporting Person
                             Capital Video Corporation             CO





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
Item 1.  Security and Issuer

      This statement relates to the Common Stock, par value $.0001, of Metro Global Media, Inc. (formerly known as South Pointe Enterprises, Inc., a Delaware corporation. The address of the Issuer's principal executive office is 1060 Park Avenue, Cranston, RI 02910.


Item 2.  Identity and Background

(a) - (c)  Zeon Corporation, a Rhode Island corporation
           1060 Park Avenue
           Cranston, Rhode Island 02910

           Greystone Associates, L.P., a Rhode Island limited
           partnership and 100% shareholder of Zeon Corporation
           1060 Park Avenue
           Cranston, RI  02910

           Colby Development Corp., a Rhode Island
           corporation and sole general partner of
           Greystone Associates, L.P.
           1060 Park Avenue
           Cranston, RI  02910

           Kenneth F. Guarino, sole shareholder
           of Colby Development Corp.
           1060 Park Avenue
           Cranston, RI  02910

           Capital Video Corporation, a Rhode Island
           corporation of which Kenneth F. Guarino owns 100% of
           the outstanding capital stock
           1060 Park Avenue
           Cranston, RI  02910

(d) Neither Zeon Corporation, Greystone Associates, L.P., Colby Development Corp., nor Capital Video Corporation have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           On January 10, 1997, Mr. Guarino pled guilty in U.S. District Court for the District of Nevada to participating in a conspiracy to impeding the Internal Revenue Service in the assessment and collection of taxes owned by another individual, in violation of 18 USC Section 371. Pursuant to a plea agreement, the U.S. Attorney's office will recommend that Mr. Guarino pay a fine and serve 5 month's incarceration and 11 months community confinement. Sentencing has been set for April 25, 1997.

(e) Neither Zeon Corporation, Greystone Associates, L.P., Colby Development Corp., Mr. Guarino nor Capital Video Corporation have, during the past five years, been a party to a civil proceeding of a judicial or





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
           administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Guarino is a citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

           Not applicable.

Item 4.    Purpose of Transaction

           See Item 5.

Item 5.    Interest in Securities of the Issuer

      (a) Zeon Corporation is the beneficial owner of 742,365 shares of Common Stock of the Issuer, representing 20.94% of the shares of the Issuer's Common Stock issued and outstanding at January 31, 1997.

           Greystone Associates, L.P., Colby Development Corp., and Mr. Guarino are beneficial owners of the 742,365 shares of Common Stock of the Issuer beneficially owned by Zeon Corporation.

           Kenneth F. Guarino is the beneficial owner of an additional 1,141,715 shares of Common Stock of the Issuer not beneficially owned by Zeon Corporation, representing 30.48% of the shares of the Issuer's Common Stock issued and outstanding at January 31, 1997. Said total includes 730,863 shares held of record by Capital Video Corporation as well as 200,000 shares for which Mr. Guarino has the right to acquire within 60 days. Said total also includes 18,000 shares owned of record by Mr. Guarino's wife, for which Mr. Guarino expressly disclaims beneficial ownership. Said total also includes 41,000 shares owned of record by a charitable non-profit corporation of which Mr. Guarino and his wife serve as 2 of 3 members of the Board of Directors, for which Mr. Guarino expressly disclaims beneficial ownership.

      (b) With respect to the shares beneficially owned by Zeon Corporation, Kenneth Guarino has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition.

           With respect to the additional shares beneficially owned Kenneth Guarino, Mr. Guarino has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition (other than the shares held of record by his wife and by a charitable non-profit corporation of which Mr. Guarino and his wife serve as 2 of 3 members of the Board of Directors, for which Mr. Guarino expressly disclaims beneficial ownership).

      (c) On February 5, 1997, Zeon Corporation, formerly the record owner of 1,236,750 shares of the Issuer's Common Stock, redeemed Mr. Nichols' 40% interest in Zeon Corporation in consideration of 40% (494,700) of the shares of the Issuer held of record by Zeon Corporation. The purpose of the transaction was to terminate Mr. Nichols' ownership interest in Zeon Corporation. As a result of the transaction, Dennis Nichols became the record holder of 494,700 shares of Common Stock of the Issuer, and Greystone Associates, L.P became the record owner of 100% of Zeon Corporation (which is the record owner of 742,050 shares of the Issuer's Common Stock). As a result of the transaction, Mr. Nichols will no longer be included in the Zeon Corporation / Greystone Associates, L.P. / Colby Development Corporation / Kenneth F. Guarino / Capital Video Corporation
           Schedule 13D.


Item 6.    Contracts, Arrangements, Understanding, or
           Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, except as previously disclosed.

Item 7.    Material to be Filed as Exhibits

      None.





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
      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 17, 1996
--------------------------------------------------------------------------
Date


Zeon Corporation, by:   /s/ Dennis Nichols
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Signature

Dennis Nichols, President
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Name/Title



Greystone Associates, L.P., by: Colby Development Corp.,
--------------------------------------------------------------------------

its general partner, by: /s/ Anthony E. Nota, Pres.
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Signature

Anthony E. Nota, President
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Name/Title



Colby Development Corp., by:  /s/ Anthony E. Nota, Pres.
--------------------------------------------------------------------------
Signature

Anthony E. Nota, President
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Name/Title



/s/ Kenneth F. Guarino
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Signature

Kenneth F. Guarino, individually
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Name/Title



Capital Video Corporation, by: /s/ A. Daniel Geribo
--------------------------------------------------------------------------
Signature

A. Daniel Geribo, President
--------------------------------------------------------------------------
Name/Title





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